Exhibit 99.3

130 King Street West Suite 2950

Toronto Ontario Canada, M5X 1E2

www.kingsdaleadvisors.com

To:	All Canadian and US Securities Regulatory Authorities

Subject:	BELLATRIX EXPLORATION LTD.

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject issuer:

Meeting Type:	Special Meeting of Holders
Record date for Notice of Meeting:	April 16, 2019
Record date for Voting:	April 16, 2019
Meeting Date:	May 23, 2019
Meeting Location:	Calgary, AB

Voting Security Details:

Description:

Bellatrix Exploration Ltd. 8.5% Senior Unsecured Notes due 2020

CUSIP Numbers:

078314AC5 & C08807AA4

Sincerely,

Kingsdale Advisors

Agent for Bellatrix Exploration Ltd.